Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Planet 13 Holdings Inc. (the “Company,” “Planet 13,” “we,” “our,” or “us”) is a summary of our capital stock and certain provisions of our Articles as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles and the applicable provisions of British Columbia Business Corporations Act (the “BCBCA”), for additional information. The Common Shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Planet 13 Holdings Inc. is authorized to issue an unlimited number of Common Shares and an unlimited number of Restricted Voting Shares.

Common Shares

Holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of shareholders of the Company and, upon dissolution, to share equally in such assets of the Company as are distributable to the holders of Common Shares. The Common Shares do not have pre-emptive or subscription rights, and there are no redemption or sinking-fund provisions applicable to the Common Shares. Unless a different majority is required by law or the Articles, resolutions to be approved by holders of Common Shares require approval by a simple majority of the total number of votes of all Common Shares cast at a meeting of shareholders at which a quorum is present.

Subject to the rights of the shares of any other class ranking senior to the Common Shares with respect to priority upon a liquidation event, in the event of a liquidation event, the holders of Common Shares and the holders of Restricted Voting Shares will participate ratably in equal amounts per share, without preference or distinction, in the remaining assets of the Company.

Restricted Voting Shares

As a condition to the completion of the reverse-take-over with MM Development Company, Inc. (“MMDC”), now one of our wholly owned subsidiaries, we issued Restricted Voting Shares to former shareholders of MMDC who were resident in the United States. Except with respect to the election or removal of directors of the Company, each Restricted Voting Share entitles the holder to receive notice of and to attend any meeting of shareholders of the Company and to exercise one vote for each Restricted Voting Share held at all meetings of shareholders of the Company, other than meetings at which only the holders or another class or series of shares are entitled to vote separately as a class or series. Unlike the Common Shares, the Restricted Voting Shares do not entitle the holder to exercise voting rights in respect of the election or removal of directors of the Company.

The restrictions on conversion of the Restricted Voting Shares were designed to prevent us from becoming a “domestic issuer” (“Domestic Issuer”) as defined under Rule 902(e) of Regulation S pursuant to the U.S. Securities Act of 1933 (the “1933 Act”). Generally, we would be a Domestic Issuer if: (A) 50% or more of the holders of Common Shares are U.S. Persons (as defined under the 1933 Act); and (B) (i) the majority of our executive officers or directors are United States citizens or residents; (ii) we have 50% or more of our assets located in the United States; or (iii) our business is principally administered in the United States. Holders of the Restricted Voting Shares were able to convert each issued and outstanding Restricted Voting Share into one Common Share (subject to customary adjustments) provided that we were not a Domestic Issuer or the conversion would not cause us to become a Domestic Issuer.

Upon review of the shareholder demographics in May 2021, we expected that substantially greater than 50% of our outstanding Common Shares would be held by United States residents as of the annual determination date of June 30, 2021, regardless of whether the Restricted Voting Shares were converted. On May 7, 2021, all of the outstanding Restricted Voting Shares were converted to Common Shares. As a result, there are currently no Restricted Voting Shares outstanding.

Special Majority

The majority of votes required to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution. The Business Corporations Act (British Columbia (“BCBA”) requires that the following actions of the Company must be approved by special resolution:

●	an alteration to the notice of articles of the Company to become a “benefits company” as defined by the BCBCA;

●	a reduction in the Company’s capital;

●	the removal of a director prior to the expiration of his or her term of office;

●	an alteration to the Articles of the Company;

●	the appointment of an inspector to investigate the affairs and management of the Company;

●	the adoption of an amalgamation agreement or carrying out a statutory arrangement;

●	the disposition of all or substantially all of the undertaking of the Company;

●	the authorization of the liquidation of the Company; and

●	the removal of a liquidator.

Additionally, the Articles of the Company provide that a special resolution is required to be passed by the holders of a particular class of shares in order to attach or delete special rights and restrictions to that class of shares.

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